Exhibit 23.1

Consent of Independent Accounting Firm

We have issued our report dated November 4, 2024, with respect to the financial statements of Acuren Corporation (formerly Admiral Acquisition Limited) contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton UK LLP

London, England

November 4, 2024